Exhibit 4.1

promissory NOTE

$500,000.00	July 12, 2023
Boston, Massachusetts

FOR VALUE RECEIVED, AGRIFY CORPORATION, a Nevada corporation (“Maker”), promises to pay to the order of GIC ACQUISITION, LLC, a Delaware limited liability company with an office at 675 VFW Parkway, Suite 152, Chestnut Hill, Massachusetts 02467-3656 (“Holder”), the principal sum advanced to Maker from time to time up to a maximum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) in lawful money of the United States of America, under the terms and at the times stated herein.

The principal and interest due under this Note shall be payable in full on August 6, 2023.

This Note may be prepaid, in whole or in part, at any time without any penalty, fee, or premium of any kind.

The principal balance outstanding under this Note from time to time shall bear interest at the rate of ten percent (10%) per annum computed on the basis of a 360 day year.

Upon the occurrence a payment default, and at all times thereafter until this Note is paid in full, the principal balance of this Note shall bear interest at the default rate of eighteen percent (18%) per annum computed on the basis of a 360 day year.

Maker waives presentment, demand, notice, protest, and delay in connection with the delivery, acceptance, performance, collection, and enforcement of this Note.

No delay or omission on the part of Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver on anyone occasion shall not be construed as a bar to or a waiver of any such right and/or remedy on any future occasion.

Holder shall be entitled to an award of its reasonable costs and expenses, including, but not limited to, reasonable attorney’s fees, incurred in enforcing and collecting the amounts due under this Note.

This Note shall be governed by the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, Maker has executed this Note as a sealed instrument as of the date first hereinabove written.

AGRIFY CORPORATION

By:	/s/ Josh Savitz
Name: Josh Savitz
Title: General Counsel